AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
OZ SAFEROOMS TECHNOLOGIES, INC.

FIRST : The name of the Corporation is "Oz Saferooms Technologies, Inc. ".

SECOND : The address of the Corporation's registered office is Oz Saferooms Technologies, Inc. 3216 SE 30th Street, Del City, Oklahoma 73115.

The name of the Corporation's registered agent at such address is Oz Saferooms Technologies, Inc.

THIRD : The purpose for which the Corporation is organized is:

To engage in any lawful act or activity for which corporations may be organized under the general corporation law of Oklahoma.

FOURTH : The aggregate number of shares of all classes of stock which the Corporation has authority to issue is One Hundred Million, Five Hundred Nine Thousand, Five Hundred (100,509,500), consisting of One Hundred Million (100,000,000) shares of Common Stock with a par value of $0.0005 each, Nine Thousand Five Hundred (9,500) shares of Series A Preferred Stock with a par value of $0.0005 each, and Five Hundred Thousand (500,000) shares of undesignated Preferred Stock with a par value of $0.0005 . The shares of stock of the Corporation may be issued from time to time in such a manner and for such lawful consideration as may from time to time be fixed by the Board of Directors.

The designations, preferences and voting and other rights of and restrictions and limitations on the stock of the Corporation shall be as follows:

A. COMMON STOCK:

The holders of Common Stock of the Corporation shall be entitled to one vote per share of Common Stock on all matters which may be submitted to the holders of Common Stock of the Corporation.

B. SERIES A PREFERRED STOCK

The holders of Series A Preferred Stock of the Corporation shall have the following voting powers, preferences, rights, qualifications, limitations and restrictions:

a. <u>Voting</u>. The holder of each share of Series A Preferred Stock shall be entitled to vote in the same manner and with the same effect as the holders of Common Stock, voting together with the holders of Common Stock as a single class. For this purpose, the holders of Series A Preferred Stock shall be given notice of any meeting of stockholders as to which the holders of Common Stock are given notice in accordance with the bylaws of the Corporation. As to any matter on which the holders of Series A Preferred Stock shall be entitled to vote, the holder of each share of Series A Preferred Stock shall have voting rights equal to one thousand (1,000) shares of Common Stock of the Corporation (the "Voting Ratio").

In the event that the Corporation shall hereafter (A) issue additional shares of the common stock as a dividend or other distribution on outstanding Common Stock, (B) subdivide its outstanding shares of Common Stock, or (c) combine its outstanding shares of the Common

Stock into a smaller number of shares of Common Stock, then, in each such event, the Voting Ratio shall, simultaneously with the happening of such event, be adjusted by multiplying the then Voting Ratio by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately after such event and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such event, and the product so obtained shall thereafter be the Voting Ratio.

b. <u>Dividends</u>. The holders of Series A Preferred Stock shall not be entitled to receive dividends by reason of their ownership of Series A Preferred Stock.

c. <u>Liquidation</u>. Upon the liquidation, dissolution and winding up of the Corporation, the holder of each share of Series A Preferred Stock shall be entitled to receive in cash out of the net assets of the Corporation, whether from capital or from earnings available for distribution to its stockholders, before any amount shall be paid to the holders of Common Stock or to the holders of any other class or series of equity stock, an amount equal to the par value of that share.

C. UNDESIGNATED PREFERRED STOCK

The undesignated Preferred Stock may be issued from time to time and in one or more series. The Board of Directors of the Corporation is authorized to determine or alter the voting rights, designations, preferences, rights, qualifications, limitations and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock, and with the limitations or restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series of Preferred Stock, to increase or decrease (but not below the number of shares of any such series of Preferred Stock then outstanding) the number of shares of any such series of Preferred Stock, and to fix the number of shares of any series of Preferred Stock. In the event that the number of shares of any series of Preferred Stock shall be so decreased, the shares constituting such decrease shall resume the status which such shares had prior to the adoption of the resolution originally fixing the number of shares of such series of Preferred Stock, subject to the requirements of applicable law.

D. GENERAL :

No holder of any stock of the Corporation of any class now or hereafter authorized shall have any right as such holder (other than such right, if any, as the Board of Directors in its discretion may determine) to purchase, subscribe for or otherwise acquire any shares of stock of the Corporation of any class now or hereafter authorized, or any part paid receipts or allotment certificates in respect of any such shares, or any securities convertible into or exchangeable for any such shares, or any warrants or other instruments evidencing rights or options to subscribe for, purchase or otherwise acquire any such shares, whether such shares, receipts, certificates, securities, warrants or other instruments be unissued or issued and thereafter acquired by the Corporation.

The Board of Directors shall have the power to provide for the issuance of (i) capital stock or bonds or other obligations convertible, at the option of the holder, into shares of any class or classes or of any series of any class or classes of capital stock of the Corporation, or (ii) any other right or option to acquire such shares, all upon such terms as may be fixed by the Board of Directors.

FIFTH : The Board of Directors shall have power to make, alter, amend and repeal By Laws of the Corporation, subject to the reserved power of the Stockholders to alter or repeal By Laws made by the Board

SIXTH : Proposed amendments to the Certificate of Incorporation of the Corporation shall be adopted upon receiving the affirmative vote of a majority of the votes cast by the holders of shares entitled to vote thereon and, in addition, if any class or series of shares is entitled to vote thereon as a class, the affirmative vote of a majority of the votes cast in each class vote.

SEVENTH : To the full extent that the laws of the State of Oklahoma, as they exist on the date hereof or as they may hereafter be amended, permit the limitation or elimination of the liability of Directors or officers, no Director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for damages for breach of any duty owed to the Corporation or its stockholders. Neither the amendment or repeal of this Article nor the adoption of any provision of this Restated Certificate of Incorporation which is inconsistent with this Article shall apply to or have any effect on the liability or alleged liability of any Director or officer of the Corporation for or with respect to any act or omission of such Director or officer occurring prior to such amendment, repeal or adoption.

EIGHTH : The Board of Directors of the Corporation shall consist of not less than three nor more than seven members, the actual number to be determined by the Board of Directors from time to time. No Director of the Corporation may be removed by a vote of the stockholders, except for cause. Any directorship to be filled by reason of an increase in the number of Directors may be filled by election by a majority of the Directors then in office.

IN WITNESS WHEREOF, OZ Saferooms Technologies, Inc. has caused these Amended and Restated Articles of Incorporation to be duly executed this __ day of March, 2021.

OZ Saferooms Technologies, Inc.

By: /s/ Andrew P. Zagorski
    Andrew J. Zagorski
    President

OZ SAFEROOMS TECHNOLOGIES, INC.

Transfer Agreement

Parties:

Grantor: Andrew J. Zagorski
             c/o Oz Saferooms Technologies, Inc.

Grantee: James Caruso
             c/o Oz Saferooms Technologies, Inc.

Date: March 16, 2021

Premises:

A. Grantor is the majority shareholder of Oz Saferooms Technologies, Inc., an Oklahoma corporation (the "Corporation"). Grantor has also been a friend of Grantee for more than twenty years.

B. Solely in consideration of friendship and affection, Grantor wishes to transfer shares of the Corporation's common stock to Grantee.

Covenant:

1. Grantor hereby transfers to Grantee three hundred fifty thousand (350,000) shares of the common stock of the Corporation (the "Shares"). The date of this agreement shall be the effective date of the transfer.

2. Promptly hereafter, Grantor shall cause the Secretary of the Corporation to effect the transfer of a certificate for the Shares into Grantee's name, and to deliver said certificate to Grantee.

3. Upon receipt of the aforesaid certificate, Grantee shall hold all right, title and interest in the Shares, free from liens, claims or encumbrances.

Andrew J. Zagorski
Andrew J. Zagorski

OZ SAFEROOMS TECHNOLOGIES, INC.

Transfer Agreement

Parties:

Grantor: Andrew J. Zagorski
c/o Oz Saferooms Technologies, Inc.

Grantee: Andrew P. Zagorski
c/o Oz Saferooms Technologies, Inc.

Date: March 16, 2021

Premises:

A. Grantor is the majority shareholder of Oz Saferooms Technologies, Inc., an Oklahoma corporation (the "Corporation"). Grantor is also the father of Grantee.

B. Solely in consideration of paternal affection, Grantor wishes to transfer shares of the Corporation's common stock to Grantee.

Covenant:

1. Grantor hereby transfers to Grantee one million (1,000,000) shares of the common stock of the Corporation (the "Shares"). The date of this agreement shall be the effective date of the transfer.

2. Promptly hereafter, Grantor shall cause the Secretary of the Corporation to effect the transfer of a certificate for the Shares into Grantee's name, and to deliver said certificate to Grantee.

3. Upon receipt of the aforesaid certificate, Grantee shall hold all right, title and interest in the Shares, free from liens, claims or encumbrances.

Andrew J. Zagorski

Andrew J. Zagorski

PROXY

Andrew J. Zagorski to Andrew P. Zagorski

Date: March 16, 2021

I, Andrew J. Zagorski, am the record and beneficial owner of 1,057,828 shares of the common stock (the "Shares") of Oz Saferooms Technologies, Inc., an Oklahoma corporation (herein referred to as "OZ"). I hereby authorize my son, Andrew P. Zagorski, to act for me as proxy to vote my Shares at any meeting of the shareholders of OZ and/or to express consent or dissent to corporate action in writing without a meeting. This proxy supersedes all prior proxies, including proxy form dated November 22,2013. Notwithstanding the provisions of subsection B of Section 18-1057 of the Oklahoma Statutes, this proxy may be voted or acted upon until the earlier of (a) the date on which I or my duly authorized representative deliver written notice of revocation of the proxy to the Corporate Secretary of Oz or (b) March 16, 2029.

Andrew J. Zagorski

Andrew J. Zagorski

James Caruso, witness

Cynthia Hammons, witness

UNANIMOUS CONSENT

OF THE

BOARD OF DIRECTORS

OF

OZ SAFEROOMS TECHNOLOGIES, INC.

The undersigned, being all of the members of the Board of Directors of Oz Saferooms Technologies, Inc. (the "Corporation"), hereby consent to the adoption of the following resolutions:

RESOLVED, that there shall be submitted for approval by the shareholders an amendment and restatement of the Corporation's Certificate of Incorporation in the form reviewed by the Board, which shall effect the following amendments:

- adding to the authorized capital stock 9,500 shares of Series A Preferred Stock;

- adding to the authorized capital stock 500,000 shares of undesignated Preferred Stock;

- replacing the statement of purposes with the generic statement of purposes authorized by the Oklahoma Secretary of State; and

- changing the registered office and registered agent to the Corporation at its current executive offices.

Upon approval of the proposed amendment and restatement by the shareholders, the officers of the Corporation are authorized and directed to file the amendment and restatement with the Secretary of State of the State of Oklahoma.

RESOLVED, that the Exchange Agreement between the Corporation and Andrew J. Zagorski in the form reviewed by the Board is hereby ratified and approved, and upon the filing of the Amended and Restated Certificate of Incorporation, as aforesaid, the officers of the Corporation are authorized and directed to execute same on behalf of the Corporation and to effectuate the exchange of Series A Preferred Stock for common stock as provided therein.

(The remainder of this page is intentionally blank, and is followed by the signatures of the Members of the Board.)

Dated: March 16, 2021

_____
Andrew J. Zagorski

_____
Andrew P. Zagorski

_____
James Caruso

_____
Jerry Morris

OZ SAFEROOMS TECHNOLOGIES, INC.

Exchange Agreement

Parties:

Corporation: Oz Saferooms Technologies, Inc., an Oklahoma corporation

Zagorski: Andrew J. Zagorski
c/o Oz Saferooms Technologies, Inc.

Date: March 16, 2021

Premises:

A. Zagorski is the majority shareholder of the Corporation.

B. Zagorski and the Board of Directors of the Corporation agree that it would be in the long term best interest of the Corporation for Zagorski to surrender a portion of his equity interest in the Corporation, but that it would also be in the long term best interest of the Corporation for Zagorski and the other officers of the Corporation to retain voting control over the Corporation, thus assuring consistent implementation of the Corporation's business plan.

C. Zagorski and the Corporation, therefore, have agreed to an exchange of common stock for Series A Preferred Stock, said Series A Preferred Stock being described in the Amended and Restated Certificate of Incorporation that the Board of Directors is adopting simultaneous with the execution of this Agreement.

Agreement:

1. Zagorski hereby transfers to the Corporation six million six hundred fifty thousand (6,650,000) shares of the Corporation's common stock in his name (the "Surrendered Shares"). In exchange therefor, the Corporation hereby agrees to issue nine thousand five hundred (9,500) shares of Series A Preferred Stock (the "Series A Shares"). Zagorski hereby directs the Corporation to issue the Series A Shares as follows:

Shareholder	Series A Shares
Andrew P. Zagorski	9,500

2. Promptly hereafter, Zagorski shall surrender to the Secretary of the Corporation one or more certificates for the Surrendered Shares, in exchange for which the Secretary of the Corporation shall cause the issuance of the Series A Shares to be recorded in the shareholder list for the Series A Preferred Stock, and shall deliver to Andrew P. Zagorski a notice of book entry of his ownership of the Series A Shares.

3. Zagorski hereby represents and warrants that his delivery to the Corporation of certificates for the Surrendered Shares shall effect a return to treasury of the Surrendered Shares, free from liens, claims or encumbrances.

IN WITNESS WHEREOF, the parties have made this Agreement.

Oz Saferooms Technologies, Inc.

By: _Andrew P Zagorski_
     Andrew P. Zagorski, President

Andrew J. Zagorski
Andrew J Zagorski

OZ SAFEROOMS TECHNOLOGIES, INC.

Shareholder Consent

The undersigned, being the record and beneficial holder of the shares of common stock of Oz Saferooms Technologies, Inc. (the "Corporation") recited beneath his signature, hereby consents to the adoption of the following resolution as an action of the shareholders of the Corporation without a meeting:

RESOLVED, that the undersigned approves the adoption and filing of an amendment and restatement of the Corporation's Certificate of Incorporation in the form presented to the undersigned, which shall effect the following amendments:

- adding to the authorized capital stock 9,500 shares of Series A Preferred Stock;

- adding to the authorized capital stock 500,000 shares of undesignated Preferred Stock;

- replacing the statement of purposes with the generic statement of purposes authorized by the Oklahoma Secretary of State; and

- changing the registered office and registered agent to the Corporation at its current executive offices.

Dated: March 16, 2021

_____
Andrew J. Zagorski

Shares: 9,057,828 shares of common stock

OZ SAFEROOMS TECHNOLOGIES, INC.

<u>Shareholder Consent</u>

The undersigned, being the record and beneficial holder of the shares of common stock of Oz Saferooms Technologies, Inc. (the "Corporation") recited beneath his signature, hereby consents to the adoption of the following resolution as an action of the shareholders of the Corporation without a meeting:

RESOLVED, that the undersigned has determined that there is cause for removal of Brett Mecum from his position as a member of the Corporation's Board of Directors, and therefore the undersigned, as the holder of a majority of the outstanding shares of voting stock of the Corporation, does hereby remove Brett Mecum from his position as a member of the Corporation's Board of Directors, effective immediately.

Dated: March 15, 2021

Andrew J. Zagorski
Andrew J. Zagorski

Shares: 9,057,828 shares of common stock

UNANIMOUS CONSENT

OF THE

BOARD OF DIRECTORS

OF

OZ SAFEROOMS TECHNOLOGIES, INC.

The undersigned, being all of the members of the Board of Directors of Oz Saferooms Technologies, Inc. (the "Corporation"), hereby consent to the adoption of the following resolution:

RESOLVED, that the following individuals shall serve as the officers of the Corporation until replaced by the Board:

Chairman of the Board	-	Andrew P. Zagorski
Chief Executive Officer	-	Andrew P. Zagorski
President	-	Andrew P. Zagorski
Chief Financial Officer	-	Andrew P. Zagorski
Vice President	-	James Caruso
Secretary	-	James Caruso

Dated: March 15, 2021

Andrew J. Zagorski

Andrew P. Zagorski

James Caruso

Jerry Morris